UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2024

Commission File Number: 001-38638

NIO Inc.

(Registrant’s Name)

Building 19, No. 1355, Caobao Road, Minhang District
Shanghai, People’s Republic of China

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

NIO’s Second Brand ONVO and Its First Model L60 Unveiled

May 15, 2024, Shanghai, China -On the International Day of Families, ONVO, a smart electric vehicle brand of NIO, made its debut at the West Bund in Shanghai. ONVO introduced its first product L60, a family-oriented smart electric mid-size SUV.

ONVO originates from “On Voyage,” and its Chinese name “Le Dao” translates into “Path to Happiness,” meaning “Happiness on Every Path We Travel With Family.” The logo of ONVO resembles an upward path, representing ONVO’s aspiration of growing with all the families on a path always going up and full of happiness. With a focus on families, ONVO is committed to creating better family life, and bringing better brand and product experiences to family users.

ONVO possesses inherent comprehensive systemic capabilities. Benefitting from NIO’s unwavering R&D investments, ONVO has already gained competitive advantages in R&D, supply chain, manufacturing, quality, battery charging and swapping network, as well as sales and service networks.

With deep insights into the real needs for family cars, ONVO’s product definition and development philosophy are set to bring happiness and good products to family users. On top of this, it has developed the Value Formula, a new standard for the family car market. With value of experience maximized and ownership costs optimized, the L60 redefines the standards for family vehicles.

Bringing joy to the whole family, ONVO relentlessly pursues maximizing the experience value for family users.

The L60 aims to provide family users with experience value in the six frequently-encountered and highly-perceivable user scenarios, including all-round safety, comfort of space, smart cabin and digital experience, driving range and ease of recharging, riding and handling, as well as assisted and intelligent driving. Adopting industry-leading 900V high-voltage architecture, with an impressive energy efficiency and the world’s lowest drag coefficient of 0.229 for a production SUV, the L60 has an energy consumption of 12.1 kWh per 100 km. The short overhangs allow for a spacious cabin. With ingenious storage design, every occupant can bring along their own luggage.

Based on NIO’s full-stack capabilities in assisted and intelligent driving, upon deliveries, the L60 aims to deliver a reliable, intuitive and hassle-free assisted driving experience nationwide in China. In addition, ONVO also shares the “Chargeable, Swappable, Upgradable” solution of NIO Power.

Managing a household wisely encapsulates ONVO's continuous exploration of reducing total lifecycle ownership costs of vehicles.

As an electric vehicle brand, ONVO offers significant savings compared to traditional ICE vehicles. Moreover, thanks to its “Chargeable, Swappable, Upgradable” power solution, the L60 offers lower maintenance and time costs that other brands cannot match.

The L60 is now accepting pre-orders in China, with a presale price of RMB219,900. Its official launch will be in September this year.

About NIO Inc.

NIO Inc. is a pioneer and a leading company in the premium smart electric vehicle market. Founded in November 2014, NIO’s mission is to shape a joyful lifestyle. NIO aims to build a community starting with smart electric vehicles to share joy and grow together with users. NIO designs, develops, manufactures and sells premium smart electric vehicles, driving innovations in next-generation technologies in assisted and intelligent driving, digital technologies, electric powertrains and batteries. NIO differentiates itself through its continuous technological breakthroughs and innovations, such as the industry-leading battery swapping technologies, Battery as a Service, or BaaS, as well as proprietary NIO Assisted and Intelligent Driving and its subscription services.

Safe Harbor Statement

This document contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to” and similar statements. NIO may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in announcements, circulars or other publications made on the websites of each of The Stock Exchange of Hong Kong Limited (the “SEHK”) and the Singapore Exchange Securities Trading Limited (the “SGX-ST”), in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about NIO’s beliefs, plans and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: NIO’s strategies; NIO’s future business development, financial condition and results of operations; NIO’s ability to develop and manufacture vehicles of sufficient quality and appeal to customers on schedule and on a large scale; its ability to ensure and expand manufacturing capacities including establishing and maintaining partnerships with third parties; its ability to provide convenient and comprehensive power solutions to its customers; the viability, growth potential and prospects of the battery swapping, BaaS, and NIO Assisted and Intelligent Driving and its subscription services; its ability to improve the technologies or develop alternative technologies in meeting evolving market demand and industry development; NIO’s ability to satisfy the mandated safety standards relating to motor vehicles; its ability to secure supply of raw materials or other components used in its vehicles; its ability to secure sufficient reservations and sales of its vehicles; its ability to control costs associated with its operations; its ability to build its current and future brands; general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in NIO’s filings with the SEC and the announcements and filings on the websites of each of the SEHK and SGX-ST. All information provided in this press release is as of the date of this press release, and NIO does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For more information, please visit: http://ir.nio.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NIO Inc.

By	:	/s/ Wei Feng
Name	:	Wei Feng
Title	:	Chief Financial Officer

Date: May 16, 2024